February 16, 2011	TSX: HNC
Frankfurt Exchange: BRR / WKN-AOB6ST

Hard Creek Nickel Appoints
Corporate Communications Consultant for Germany

(VANCOUVER) – Hard Creek Nickel Corporation (the“Company”) today announces the appointment of Mr. Stephan Bogner of Switzerland to represent the Company in Germany. Mr. Bogner will be assisting the Company with German translation including website materials, press releases, written interviews and consultation and organization of other marketing and corporate communications services.

Pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 100,000 stock options exercisable at $0.60 per share, expiring February 15th, 2014.

On behalf of the Board of Directors of Hard Creek Nickel Corporation

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com